Filed by Blockbuster Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Hollywood Entertainment Corporation

(Registration No. 333-122485)

On February 4, 2005, the following summary advertisement was published by Blockbuster Inc. in The Wall Street Journal.

This announcement is neither an offer to exchange nor a solicitation of an offer to exchange cash and Blockbuster Class A Common Stock (as defined below). The Exchange Offer (as defined below) is made only by the Prospectus (as defined below), the Letter of Transmittal and related Exchange Offer materials and any amendments or supplements thereto, and is being made to all holders of shares of Hollywood Entertainment Corporation Common Stock. Blockbuster Inc. is not offering to exchange, or soliciting any offers to exchange, cash and Blockbuster Inc. Class A Common Stock pursuant to the Exchange Offer in any jurisdiction in which those offers or exchanges would not be permitted. In those jurisdictions in the United States where the securities, blue sky or other laws require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer shall be deemed to be made on behalf of Blockbuster Inc. by Citigroup Global Markets Inc., Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. (the “Dealer Managers”), or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Exchange

Each Outstanding Share of Common Stock

of

Hollywood Entertainment Corporation

for

$14.50 in Value

Consisting of $11.50 in Cash and

$3.00 in Blockbuster Inc. Class A Common Stock

by

Blockbuster Inc.

Blockbuster Inc., a Delaware corporation (“Blockbuster”), is offering to exchange (the “Exchange Offer”) for each outstanding share of common stock (“Hollywood Common Stock”) of Hollywood Entertainment Corporation, an Oregon corporation (“Hollywood”), consideration consisting of a combination of cash and Blockbuster class A common stock, par value $0.01 per share (“Blockbuster Class A Common Stock”), with an aggregate value of $14.50 per share, subject to the terms and conditions of the Prospectus and accompanying Letter of Transmittal. This amount is comprised of $11.50 in cash, without interest, and $3.00 in Blockbuster Class A Common Stock. In addition, holders of Hollywood Common Stock will receive cash instead of any fractional shares of Blockbuster Class A Common Stock to which they may be entitled. The number of shares of Blockbuster Class A Common Stock into which each share of Hollywood Common Stock will be converted in the Exchange Offer will be determined by dividing $3.00 by the average of the daily volume-weighted average prices, rounded to four decimal points, of Blockbuster Class A Common Stock on the New York Stock Exchange (the “NYSE”), as reported by Bloomberg, for the 15 consecutive trading day period ending on the third trading day before the Expiration Date.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, MARCH 11, 2005 (THE “EXPIRATION DATE”), UNLESS EXTENDED.

The purpose of the Exchange Offer is for Blockbuster to acquire control of, and ultimately the entire interest in, Hollywood. This Exchange Offer is the first step in Blockbuster’s plan to acquire all of the outstanding shares of Hollywood Common Stock. Blockbuster intends, promptly after completion of the Exchange Offer, to seek to have Hollywood consummate a second-step merger of a wholly-owned subsidiary of Blockbuster with and into Hollywood (the “Second-Step Merger”). In the Second-Step Merger, each remaining share of Hollywood Common Stock (other than shares of Hollywood Common Stock owned by Blockbuster or Hollywood or held by Hollywood shareholders who properly exercise applicable dissenters’ rights under Oregon law, to the extent available) will be converted into the right to receive the same number of shares of Blockbuster Class A Common Stock and the same amount of cash per Hollywood share as paid in the Exchange Offer.

The Exchange Offer is conditioned upon, among other things, that (1) the registration statement (the “Registration Statement”) of which the prospectus for the issuance of the Blockbuster Class A Common Stock is a part (the “Prospectus”) shall have become effective under the Securities Act of 1933, as amended (the “Securities Act”), no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission (the “SEC”) and Blockbuster shall have received all necessary state securities law or “blue sky” authorizations, (2) there shall have been validly tendered and not properly withdrawn prior to the Expiration Date, that number of shares of Hollywood Common Stock representing, together with the shares owned by Blockbuster and its affiliates, at least a majority of the total voting power of all of the outstanding securities of Hollywood entitled to vote generally in the election of directors or in a merger, calculated on a fully diluted basis immediately prior to the Expiration Date, (3) pursuant to Blockbuster’s, or its designee’s, separate offer to purchase Hollywood’s 9.625% Senior Subordinated Notes due 2011 (the “Hollywood Notes”), the notes offer depositary must have received the valid and unwithdrawn tender of such notes (and related consents) representing at least a majority in aggregate principal amount of the outstanding Hollywood Notes (the “Hollywood Notes Condition”), (4) Blockbuster must be satisfied, in its sole discretion, that the provisions of the Oregon Control Share Act do not apply to the shares of Hollywood Common Stock to be acquired pursuant to the Exchange Offer or are invalid or the shareholders of Hollywood shall have approved voting rights for all of the shares of Hollywood Common Stock to be acquired by Blockbuster pursuant to the Exchange Offer under the Oregon Control Share Act, (5) Blockbuster must be satisfied, in its sole discretion, that, after consummation of the Exchange Offer, the Oregon Business Combination Statute will not prohibit for any period of time the Second-Step Merger or any other business combination involving Hollywood and Blockbuster or a subsidiary of Blockbuster, (6) any waiting periods under applicable antitrust laws shall have expired or terminated, (7) Blockbuster shall have received proceeds under the facilities contemplated by its commitments from JPMorgan Chase Bank, N.A., Credit Suisse First Boston, Cayman Islands branch, and Citicorp North America, Inc. that, together with Blockbuster’s cash on hand, borrowings under Blockbuster’s existing revolving credit facility, the proceeds from any issuance of senior subordinated notes and Hollywood’s expected cash balance, are sufficient to permit Blockbuster to consummate the Exchange Offer and the Second-Step Merger and to pay fees, expenses and other related amounts in connection with the Exchange Offer and the Second-Step Merger, including but not limited to payments and related costs in connection with the satisfaction of the condition relating to the Hollywood Notes and repayment of all amounts outstanding under Hollywood’s existing credit agreement, (8) the Agreement and Plan of Merger (the “Movie Gallery Merger Agreement”), dated January 9, 2005, among Hollywood, Movie Gallery, Inc., a Delaware corporation (“Movie Gallery”), and TG Holdings, Inc., an Oregon corporation, must have been terminated without any fee or other obligation being paid or owing under or as a result of such agreement or such termination, except for any obligation of Hollywood to pay Movie Gallery a termination fee of not more than $27,000,000 and to reimburse Movie Gallery for not more than $3,000,000 of expenses in accordance with Section 10.2 of the Movie Gallery Merger Agreement, (9) Blockbuster shall have been given access to such Hollywood records and personnel as are necessary to enable Blockbuster to be satisfied, and Blockbuster shall be satisfied in its reasonable judgment, that the following conditions have been met: (i) the conditions set forth in Section 9.3 of the Movie Gallery Merger Agreement (other than the condition relating to the consummation of the financing contemplated therein) are satisfied as of the expiration date, with such conditions being read and applied for such purpose as if any references to “Parent” and “Acquiror” were instead references to Blockbuster and as if any references to the “Effective Time” were instead references to the Expiration Date; (ii) the conditions to the funding as provided in the Amended and Restated Credit Facilities Commitment Letter dated as of January 9, 2005, among Wachovia Bank, National Association, Wachovia Capital Investments, Inc., Wachovia Capital Markets, LLC, Merrill Lynch Capital Corporation and Movie Gallery shall have been satisfied as of the effective date, to the extent such conditions relate to the financial performance of, or the condition (financial or otherwise) of, Hollywood and its subsidiaries; and (iii) Hollywood has taken all actions necessary to amend the change of control plan referred to in Section 6.5 of the Movie Gallery Merger Agreement in the manner set forth in Annex 6.5 to the Movie Gallery Merger Agreement, except that such amendment shall be applicable in the case of an acquisition of Hollywood by Blockbuster in the same manner as contemplated by such Annex 6.5 in the case of an acquisition of Hollywood by Movie Gallery (these matters shall be determined based on the form of the Movie Gallery Merger Agreement as included in Hollywood’s preliminary proxy statement on Schedule 14A filed with the SEC on January 26, 2005 and, in the case of the commitment letter referred to above, the form of such commitment letter as filed on January 11, 2005, without regard to any termination, modification or waiver of any provision under any such document), (10) Hollywood shall not have entered into or effectuated any agreement or transaction with any person or entity contemplating a merger or acquisition with respect to Hollywood or otherwise having the effect of impairing Blockbuster’s ability to acquire Hollywood or otherwise diminishing the expected economic value to Blockbuster of the acquisition of Hollywood, (11) the members of the board of directors of Hollywood shall have resigned from their respective directorships, and prior to such resignation, shall have appointed Blockbuster’s designees as their replacements, (12) the shares of Blockbuster Class A Common Stock to be issued to Hollywood shareholders in the Exchange Offer shall have been authorized for listing on the NYSE without any requirement for Blockbuster under applicable NYSE rules to obtain shareholder approval (this shareholder approval requirement would be triggered if the average price of Blockbuster Class A Common Stock was less than $5.43), subject to official notice of issuance.

Upon the terms and subject to the conditions of the Exchange Offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment), Blockbuster will accept for exchange, and will exchange, shares of Hollywood Common Stock validly tendered and not withdrawn as promptly as practicable after the Expiration Date. In addition, subject to applicable rules of the SEC, Blockbuster expressly reserves the right to delay acceptance for exchange or the exchange of shares of Hollywood Common Stock in order to comply with any applicable law. In all cases, exchange of shares of Hollywood Common Stock tendered and accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by The Bank of New York (the “Exchange Agent”) of certificates for those shares of Hollywood Common Stock (or a confirmation of a book-entry transfer of those shares of Hollywood Common Stock in the Exchange Agent’s account at The Depository Trust Company), a properly completed and duly executed letter of transmittal and any other required documents. For purposes of the Exchange Offer, Blockbuster will be deemed to have accepted for exchange shares of Hollywood Common Stock validly tendered and not withdrawn as, if and when it notifies the Exchange Agent of its acceptance of the tenders of those shares of Hollywood Common Stock pursuant to the Exchange Offer. The Exchange Agent will deliver cash and Blockbuster Class A Common Stock in exchange for shares of Hollywood Common Stock pursuant to the Exchange Offer and cash instead of fractional shares of Blockbuster Class A Common Stock as soon as practicable after receipt of such notice.

To the extent legally permissible, Blockbuster also reserves the right, in its sole discretion, at any time or from time to time to (i) extend, for any reason, the period of time during which the Exchange Offer is open, (ii) delay acceptance for exchange of, or exchange of, any shares of Hollywood Common Stock pursuant to the Exchange Offer, or to terminate the Exchange Offer and not accept or exchange any shares of Hollywood Common Stock not previously accepted or exchanged, upon the failure of any of the conditions of the Exchange Offer to be satisfied prior to the expiration date, (iii) amend or terminate the offer without accepting for exchange, or exchanging, any shares of Hollywood Common Stock if Hollywood agrees to enter into a negotiated merger agreement with Blockbuster, and (iv) to waive any condition or otherwise amend the Exchange Offer in any respect. In addition, even if Blockbuster has accepted, but not paid for, shares of Hollywood Common Stock in the Exchange Offer, it may terminate the Exchange Offer and not exchange shares of Hollywood Common Stock that were previously tendered if completion of the Exchange Offer is illegal or if a governmental authority has commenced or threatened legal action related to the Exchange Offer. Blockbuster will effect any extension, termination, amendment or delay by giving oral or written notice to the Exchange Agent and by making a public announcement as promptly as practicable thereafter. In the case of an extension, any such announcement will be issued no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

Blockbuster may, although it does not currently intend to, elect to provide a subsequent offering period after the expiration of the Exchange Offer, if the requirements under Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), have been met. A subsequent offering period, if provided, will be a period of three to 20 business days, beginning after Blockbuster has accepted for exchange all shares of Hollywood Common Stock tendered in the Exchange Offer, during which period Hollywood shareholders who did not tender their shares of Hollywood Common Stock in the Exchange Offer may tender their shares and receive the same consideration provided in the Exchange Offer.

Hollywood shareholders can withdraw tendered shares at any time until the Exchange Offer has expired and, if Blockbuster has not agreed to accept shares for exchange by the Expiration Date, Hollywood shareholders can withdraw them at any time after such date until it accepts shares for exchange. If Blockbuster decides to provide a subsequent offering period, it will accept shares tendered during that period immediately and thus Hollywood shareholders will not be able to withdraw shares tendered during any subsequent offering period. For a withdrawal to be effective, the Exchange Agent must receive a written notice of withdrawal at one of its addresses set forth on the back cover of the Prospectus, or by facsimile at (781) 380-3388 (which may be confirmed by phoning (781) 843-1833 ext. 0). Notices of withdrawal must include a Hollywood shareholder’s name, address, social security number, the certificate number(s), the number of shares of Hollywood Common Stock to be withdrawn and the name of the registered holder, if it is different from that of the person who tendered those shares. A financial institution must guarantee all signatures on the notice of withdrawal. Most banks, savings and loan associations and brokerage houses are able to effect these signature guarantees. The financial institution must be a participant in the Securities Transfer Agents Medallion Program, referred to as an “Eligible Institution,” unless the shares of Hollywood Common Stock to be withdrawn were tendered for the account of any Eligible Institution. If shares of Hollywood Common Stock have been tendered pursuant to the procedures for book-entry tender discussed under the section in the Prospectus entitled “The Offer—Procedure for Tendering,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC’s procedures. If certificates have been delivered or otherwise identified to the Exchange Agent, the name of the registered holder and the serial numbers of the particular certificates evidencing the shares of Hollywood Common Stock withdrawn must also be furnished to the Exchange Agent, as stated above, prior to the physical release of such certificates.

Blockbuster will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal in its sole discretion, and its decision shall be final and binding. None of Blockbuster, the Exchange Agent, Morrow & Co., Inc. (the “Information Agent”), any Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

Pursuant to Exchange Act Rule 14d-5 and Section 60.774 of the Oregon Business Corporation Act, requests are being made to Hollywood for the use of Hollywood’s shareholder lists and security position listings for the purpose of disseminating the Exchange Offer to holders of Hollywood Common Stock. Upon compliance by Hollywood with such requests, the Prospectus and the Letter of Transmittal will be mailed to record holders of Hollywood Common Stock and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of shares of Hollywood Common Stock.

The receipt of Blockbuster Class A Common Stock and cash by a U.S. holder in exchange for its shares of Hollywood Common Stock pursuant to the Exchange Offer or the Second-Step Merger will be a taxable transaction for U.S. federal income tax purposes. Because tax matters are complicated, Hollywood shareholders should consult their own tax advisors to determine the particular tax consequences to them in the Exchange Offer and the Second-Step Merger.

The information required to be disclosed by Exchange Act Rule 14d-6(d)(1) is contained in the Prospectus and is incorporated herein by reference.

The Prospectus and the related Letter of Transmittal contain important information which should be read before any decision is made with respect to the Exchange Offer. The Prospectus, the Letter of Transmittal, the Notice of Guaranteed Delivery and related materials may be obtained for free at the SEC’s website at www.sec.gov or from Blockbuster upon request by directing such request to the Information Agent at its address and telephone numbers set forth below.

Questions or requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective addresses and telephone numbers set forth below. No fees or commissions will be paid to brokers, dealers or other persons (other than the Exchange Agent, the Information Agent and the Dealer Managers) for soliciting tenders of Hollywood Common Stock pursuant to the Exchange Offer.

The Information Agent for the Exchange Offer is:

MORROW & CO., INC.

445 Park Avenue, 5th Floor

New York, New York 10022

Call Collect: (212) 754-8000

Security Holders Call Toll Free: (800) 607-0088

Banks and Brokerage Firms, please call Toll Free: (800) 654-2468

Email: hollywood.info@morrowco.com

The Dealer Managers for the Exchange Offer are:

Citigroup {Logo}	Credit Suisse/First Boston {Logo}	JPMorgan {Logo}
390 Greenwich Street	11 Madison Avenue	277 Park Avenue
New York, New York 10013	New York, New York 10010-3629	New York, New York 10172
Toll Free: (877) 531-8365	Toll Free: (800) 881-8320	Toll Free: (866) 262-0777

February 4, 2005